Mail Stop 3561

December 20, 2007

Monique Cormier, General Counsel
NaviSite, Inc.
400 Minuteman Road
Andover, MA 01810

> **Re:** **NaviSite, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 23, 2007**
> **File No. 333-147608**
> **Form 10-K for Fiscal Year Ended July 31, 2007**
> **Filed November 13, 2007**
> **Definitive Proxy on Schedule 14A**
> **Filed November 9, 2007**
> **File No. 0-27597**

Dear Ms. Cormier:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Incorporation of Certain Information by Reference, page 29

1. Please revise to incorporate by reference Form 10-Q for the period ended October 31, 2007.

Form 10-K for Fiscal Year Ended July 31, 2007

Critical Accounting Policies, page 30

2. Please revise your disclosure to describe the material implications of *uncertainties* associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. In preparing your revised disclosure, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. The quantitative disclosure should include, to the extent material, information about your provisions and allowances for doubtful accounts receivable, lease abandonment costs, impairment losses, share-based compensation and income tax contingencies. Also, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Financial Statements, page F-1

3. Please disclose comprehensive income and its components in a financial statement that is displayed with the same prominence as the other financial statements. Refer to paragraph 22 of SFAS 130.

Consolidated Balance Sheets, page F-3

4. To the extent restricted funds are to be used to acquire noncurrent assets or to liquidate long-term liabilities, please tell us your basis for classifying restricted cash as a current asset. Refer to Chapter 3 of ARB 43.

Note Payable to Atlantic Investors, LLC, page F-22

5. Please tell us how you accounted for the April 2006 amendments and restatements of your loan agreement with Atlantic Investors, LLC. Also tell us the authoritative guidance you relied on in determining the proper accounting. Refer to EITFs 96-19, 05-7 and 06-6, as applicable.

Derivative Instruments, page F-23

6. With reference to the authoritative accounting literature you considered and relied on, please tell us why you accounted for the pre-payment penalty on the Silver Point Debt as an embedded derivative requiring bifurcation and separate accounting from the underlying loan. Also tell us the basis in GAAP for your accounting for the pre-payment penalty during the periods the underlying loan was outstanding and upon extinguishment of the underlying loan.

Stockholders' Equity, page F-29

7. Please disclose the significant assumptions used to value the warrants issued in connection with the Silver Point borrowings. Also tell us and revise your disclosure to more clearly explain whether the proceeds of the borrowings were allocated to the notes and the warrants based on relative fair values. Refer to APB 14.

Related Party Transactions, page F-33

8. Please disclose the nature of the relationship with ClearBlue Technologies (UK) Limited. Refer to paragraph 2.a of SFAS 57.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 13

9. We note that you attempt to set compensation in part on pay practices of "other companies whose business and financial condition are similar to that of NaviSite's." It appears that you engage in benchmarking and your compensation consultant has developed a data source for comparative purposes. In this regard, please identify the components of your benchmark including the names of the "other companies whose business and financial condition are similar to that of NaviSite's," pursuant to Item 402(b)(2)(xiv).

Long-Term Equity Incentives, page 15

10. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn long term incentive compensation. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Certain Relationships and Related Transactions, page 24

11. Please provide a narrative discussion of your standards for evaluating related party transactions. See Item 404(b) of Regulation S-K.

12. Please explain in each instance why it is a related party transaction. Also, disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.

***

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare
    the filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

   You may contact Tony Watson, Accountant, at (202) 551- 3318 or in his absence
Robyn Manuel, Accountant, at (202) 551-3823 if you have questions regarding
comments on the financial statements and related matters. You may contact Scott
Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other
questions.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director

cc: Thomas R. Rosedale, Esq.